UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 1, 2019
(Date of earliest event reported)

The Chosen, LLC
(Exact name of issuer as specified in its charter)

Utah	82-3246222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4 South 2600 West, Suite 5 Hurricane, Utah 84737
(Full mailing address of principal executive offices)

(435) 635-7262
(Issuer’s telephone number, including area code)

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

Regulation CF Offering

On August 1, 2019, The Chosen, LLC (the “Company”) successfully completed its offering of securities, exempt from registration under Regulation CF of the Securities and Exchange Act of 1933, as disclosed in our Form 1-C, filed June 24, 2019.

Unregistered Securities Issued

(a)		Name of such issuer	The Chosen, LLC

(b)	(1)	Title of securities issued	Preferred Equity

	(2)	Total amount of such securities issued	1,069,962

	(3)	Amount of such securities sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer.	0

(c)	(1)	Aggregate consideration for which the securities were issued and the basis for computing the amount thereof.
The Preferred Equity was sold for an aggregate price of $1,069,962 ($1.00 per unit/share). Shares were issued at the same price as the Offering, qualified under Regulation A of the Securities and Exchange Act of 1933, on June 15, 2018.

	(2)	Aggregate consideration for which the securities listed in (b)(3) of this item (if any) were issued and the basis for computing the amount thereof (if different from the basis described in (c)(1)).	N/A

(d)
Indicate the section of the Securities
Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.
			The issuer relied on exemption under Section 4(a)(6) of the Securities and Exchange Act of 1933, as amended. The Company filed a Form C with the Securities and Exchange commission on June 24, 2019.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Chosen, LLC

By:	/s/ Derral Eves
Derral Eves
Chief Executive Officer
Date:	August 7, 2019